NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at Terminal City Club, 837 Hastings Street, Vancouver, British Columbia, V6C 1B6, on Thursday, May 23, 2013 at 10:00 a.m. (Vancouver time). At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2012, together with the auditor’s report thereon, receive and consider the Report of the directors, and consider resolutions:

1.	To determine the number of directors at seven.

2.	To elect directors.

3.	To appoint Deloitte LLP, Independent Registered Chartered Accountants, as auditors for the Company to hold office until the next annual general meeting of shareholders.

4.	To authorize the directors to fix the remuneration to be paid to the auditors.

5.

To consider, and if deemed appropriate, to approve by ordinary resolution, the ratification and approval of an advance notice policy adopted by the Board of the Company, as more particularly set in the section of the Information Circular entitled “Ratification and Approval of Advance Notice Policy”.

6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only registered shareholders at the close of business on April 1, 2013 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the accompanying form of proxy for the Meeting and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 21, 2013 (or before 48 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting. Alternatively, registered shareholders may vote by telephone (1-866-734-8683) or online (www.investorvote.com) using the control number listed on the accompanying form of proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

An information circular and form of proxy or voting instruction form (or other accompanying form) accompany this notice.

DATED at Vancouver, British Columbia, this 24th day of April, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer